SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Any statements made during this presentation referring to the Company's business outlook, projections and financial and operating goals represent beliefs and assumptions of the Management of Net Serviços de Comunicação S.A and are based on information currently available to the Company. Forward-looking statements do not guarantee performance. These take in risks, uncertainties and premises since they refer to future events and, therefore depend on circumstances that may not occur.

The audience should understand that general economic and industry conditions, as well as, other operating factors may affect the Company's future results and lead to outcomes that may be materially different from those expressed in such forward-looking statements.

• Given the approval by ANATEL and by the shareholders meetings, 2Q07 numbers already reflect the consolidated results of the two companies;

• Results are pro forma and non-audited;

• Consolidated data reflects Net and Vivax as one single entity for all periods stated

The consolidation of Vivax into Net Serviços does not create concentration, since the two networks are complementary

Resulting coverage in the State of São Paulo

• Conclusion of the management and accounting systems integration

• Conclusion of the CRM system integration

• Expansion of current NET Combo offer to cities covered by Vivax

• Implementation of sales strategy in the Vivax operations

• Refinancing of Vivax debt to match the cost and term of Net Serviços profile debt

• The largest multi-service cable company in the Latin America for the residential market.

• Important provider of bundled pay TV, broadband Internet and voice services recording continuous growth.

• 2.3 million connected PTV subscribers, representing 45% of the Brazilian market.

• Complete programming line up: Globosat + Telecine + HBO + Diversified International Content.

• Unique geographic coverage, responsible for more than 70% of Brazilian cable infrastructure.

• Debt level and profile compatible with cash generation and the strategy of accelerated growth.

• Following the approval by ANATEL and by the shareholders meetings, the 2Q07 numbers already reflect the consolidated results of the two companies

• At the end of 2Q07, the combined network had 8.9 million HPs, of which 5.5 million were bidirectional HPs ;

• PTV base surpassed the mark of 2 million subscribers and broadband base exceeded 1 million subscribers.

• The digital base expanded to 322,100 clients, accounting for 14% of the total PTV subscriber base.

• Non-recurring adjustments at Vivax to equalize accounting procedures had a negative impact on Net's consolidated pro-forma results

• RGU grew by 50% over 2Q06 • Net Fone Via Embratel Base has posted a strong growth.

Net selling (in thousand clients)
Growth in Pay TV segment continues at a strong pace

Last 12 months churn rate	Base Growth (in thousand clients)

Net is gaining Pay TV market share in Brazil

PTV Market 4.8 million subscribers

Source: PTS nº112 and 124 as of June 2006 and 2007, data as of March 2006 and 2007

Net Selling (in thousand clients)
Net has managed to capture the growth in broadband demand

Last 12 months churn rate	Base Growth (in thousand clients)

Reliability and the high speeds provided by cable technology have led to continuous market share gains

Broadband Market 6.0 million subscribers

Source: www.teleco.com.br; in July 18, 2007

High quality and customer convenience offered by the triple play service, the voice base has expanded at attractive rates.

Base Evolution in last quarters (in thousand subscribers)

The consolidation of Vivax has added new HPs to Net’s network, increasing the potential to capture new clients
(in millions of HPs)

Consolidated Gross Revenues (R$ million)
Revenue growth shows that client growth is not taking place at the expense of profitability
Consolidated ARPU (R$)

Even with an accelerated growth, the triple-play strategy has enabled the increase in ARPU

Current EBITDA margin is adequate for the growth strategy adopted.

EBITDA and EBITDA margin (R$ million)	EBIT and EBIT margin (R$ million)

* Excluding the non recurring equalization effects

EBITDA margin has been impacted by selling expenses during this phase of accelerated growth

*Marketing, pay-roll, call center, ECAD, link Virtua and others	16

Bidirecting and digitalization	Current Capex : R$ 114 million
projects in the quarter: R$ 64 million	Variable Capex: 85%

Investments to expand the bidirectional network and digital services increased net debt, but the net debt /EBITDA ratio has fallen slightly.

High Liquidity:

NETC4 represented approximately 1.7% of the Bovespa index at the end of 2Q07.

In the last 3 months, the financial daily volume totaled R$ 43 million.

Average ADR trading volume grew from US$1.3 million in 2Q06 to US$ 5.2 million in 2Q07

NET’s Corporate Governance best practices have been recognized by investors and by the financial community

• Bovespa Level 2 listing, with 100% Tag Along rights for all shareholders;

• Permanent Fiscal Council with 3 independent members;

• Board of Directors with 20% of independent members;

• SOX section 404 Certification

• Exemplary Disclosure™ Certification

• Periodic meetings with the financial community, respecting a 15-day Quiet Period before the earning releases;

APIMEC has been an important partner to NET

• Quarterly presentations in São Paulo and Rio de Janeiro

• Annual presentations in Belo Horizonte, Brasília and Porto Alegre

• Gold Diligence Seal in São Paulo and Rio de Janeiro

• 3-Year Diligence Seal in Apimec Sul

• 2-Year Diligence Seal in Apimec DF and Minas Gerais

Coverage by 18 sell-side analysts from leading banks

Year	Earnings Estimates	Net Revenues (R$ MM)	EBITDA (R$ MM)	EBITDA Margin	Net Income (R$ MM)
2007	Média	2.750	789	30,3%	275
	Mínimo	2.455	646	25,8%	183
	Máximo	2.942	854	37,6%	371

Year	Target Price (R$ per share)	EV/EBITDA	PTV Subscribers	Broadband Subscribers	Phone Subscribers
2007	32,11	10,9	2.323	1235	384
	27,50	8,9	2.067	1051	221
	44,00	12,9	2.491	1408	482

  Strong growth with adequate returns;

  Solid Triple Play (PTV, Broadband and Voice);

  Growing importance as a broadband service provider in Brazil (NET Vírtua);

  Adequate capital structure to support accelerated growth;

  Acquisition of Vivax creates synergy in NET’s cost structure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.